October 3, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 011 86 21 6336 0909

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: China Recycling Energy Corporation
File No. 000-12536
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Wu:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management's Discussion and Analysis

Critical Accounting Policies, page 12

1.   In future filings, please revise the MD&A to address the role significant accounting policies and estimates have in understanding the company's results.

Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions. Refer to FR-60.

Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currencies Translation, page 7

2.   The note indicates that the functional currency of the Company is the U.S. dollar. Please reconcile this assertion with the disclosure in note 17(a) on page 19 that "…100% of the Company's assets were located in the PRC and 100% of the Company's revenues and purchases were derived from customers located in the PRC", and with your disclosure in your 2005 Form 10-KSB. Explain to us how you considered paragraphs 5-10 of SFAS 52 in determining your functional currency. Also, tell us your accounting policy for foreign currency *transaction* gains or losses.

Note 4 – Impairment Write Down Recognized As A Result Of Strategic Review of Certain Operations, page 9

3.   We noted that you charged additional paid-in capital for the impairment relating to property and equipment and deposit for business acquisition. Please explain to us your basis in GAAP for this treatment.

Note 7 Property and Equipment, Net, page 10

4.   It appears from the disclosure in the last paragraph of note 7 that the assets that have been written down are pledged as security for Sifang's line of credit. Please clarify to us whether you guarantee this line of credit.

Exhibit 31.1 and 31.2 - Certifications

5.   We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) included in the 10-KSB and Forms 10-QSB also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certification in a personal capacity. Also, confirm that in future filings you will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Financial Statements

Condensed Consolidated Balance Sheet

6.   Please explain to us the transactions that gave rise to the amount reported as "Due from a third party", the nature of the considerations exchanged and your basis in GAAP for your accounting.

Note 2 – Organization and Business Background, page 9

7.   We note that under the Joint-Operation Agreement with Yingfeng, TCH provides various forms of investments and properties into the Project and in return TCH becomes entitled to all the rights, benefits and interests that Yingfeng originally had under the Project Contract, including but not limited to the cash payment made by Xingtai on a regular basis and other property rights and interests. We also note your funding commitment related to a TRT System project disclosed in note 14 on page 16. Please explain to us how you considered the guidance in FIN 46R with respect to your rights and obligations referenced above and your relationship with Yingfeng.

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page 11

8.   The notes suggests that your basis for accounting your lease with Xingtai as direct financing lease is that the lease transfers substantially all benefits and risks of TRT system ownership to Xintai. Please specifically explain to us how this lease meets the criteria in paragraph 6.b.ii. of SFAS 13.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant